EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT: ASM

TSX-V: ASM

FSE: GV6

October 31, 2016

Avino Silver & Gold Mines Ltd. Third Quarter 2016 Financial Results to be released on Wednesday November 9, 2016

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE-MKT; "Avino" or "the Company") plans to announce its Third Quarter 2016 financial results after the market closes on Wednesday, November 9, 2016.

In addition, the Company will be holding a conference call for analysts and investors on Thursday, November 10, 2016 at 8:00 am Pacific Standard Time (11:00 a.m. Eastern Standard Time) to review the results.

Conference Call Numbers:

•	Toll Free in Canada and USA: 1-800-319-4610

•	Outside of Canada and USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference call.

The conference call will be recorded and the replay will be available on the Company’s website within one hour following the conclusion of the call.

About Avino

Avino is a low-cost primary silver producer. Avino's mission is to create shareholder value through profitable organic growth at the Avino property near the city of Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

For more information, please visit Avino’s website at www.avino.com

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

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Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Further details concerning the risk factors applicable to Avino and its business are discussed in Avino’s Form 20-F dated April 7, 2016 under the heading “Item 3.D.:Key Information – Risk Factors”, and filed on SEDAR at ww.sedar.com under Avino’s profile, as well as on EDGAR at ww.sec.gov/edgar.shtml.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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